UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto as Exhibits 99.1 and 99.2 and incorporated herein by reference are copies of (i) the Sapiens International Corporation N.V. (“Sapiens”) Notice of 2017 Annual General Meeting of Shareholders and Proxy Statement, each dated October 27, 2017, and (ii) the related proxy card for use in connection with such meeting, respectively, which are being mailed to the shareholders of Sapiens in connection with Sapiens’ 2017 Annual General Meeting of Shareholders, which is scheduled to be held on November 29, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: October 26, 2017	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Title of Exhibit

99.1	Notice of 2017 Annual General Meeting of Shareholders and Proxy Statement, each dated October 27, 2017, related to the 2017 Annual General Meeting of Shareholders of Sapiens, scheduled to be held on November 29, 2017

99.2	Proxy Card for use in connection with the 2017 Annual General Meeting of Shareholders of Sapiens

4